August 14, 2024

Mr. Shane Callaghan

Mr. Nicholas Panos

Division of Corporation Finance

Office of Mergers & Acquisitions

Securities and Exchange Commission

Re:	Bradbury Strategic Investment Fund A
IGC Pharma, Inc. Schedule 13D Filed by Bradbury Strategic Investment Fund A Filed May 21, 2024 File No. 005-81669

Dear Gentlemen:

Below are our answers to your inquiries about our Schedule 13D filed on May 21, 2024.

We have also filed the amended 13D.

Schedule 13D Filed May 21, 2024

General

1. We note the date of the event reported as requiring the filing of the Schedule 13D was March 22, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the March 22, 2024 event date, the Schedule 13D submitted on May 21, 2024 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

REPLY: It was extremely burdensome to get the required Form ID request form for the CIK number to use the Edgar filing system. It requires an original signature, and our CEO is always on the road between Europe and Asia. However, the process is done and future required filings with the SEC will be made on time. We are, as you know, a first-time filer.

2. We note that the cover page of this Schedule 13D indicates that personal funds were used to make the purchase of equity securities that precipitated the filing of this Schedule 13D, whereas the disclosure offered in response to Item 3 of Schedule 13D indicates that working capital was used instead. If personal funds were used, please advise us, with a view toward revised disclosure, why a natural person was not identified as a beneficial owner on a cover page within this filing or a filing made independent of this one. Refer to Rule 13d-3(a) of Regulation 13D-G, which rule provision makes clear that a beneficial owner includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares voting or investment power over a class of equity security specified in Rule 13d-1(i)(1). To the extent that changes are made to reflect joint beneficial ownership over the securities for which beneficial ownership has been reported in this filing, please be advised that additional changes would need to be made to reflect that Bradbury Strategic Investment Fund A is not the sole beneficial owner of the Shares reflected in this Schedule 13D.

REPLY: There is an error. Only working capital was used to make the purchase of the equity securities in question. Bradbury is a fund, with many investors in Asia and Europe.

Item 2, page 3

3. Please amend this section to provide the information specified in Item 2 of Schedule 13D for each person specified in Instruction C within the "Special Instructions for Complying With Schedule 13D" at Rule 13d-101 of Regulation 13D-G.

REPLY: It has been provided.

Item 5, page 4

4. We note the disclosure offered in response to Item 5 that the 75,365,061 Shares outstanding as of April 18, 2024 used to calculate the reported beneficial ownership percentage was based on the Issuer's Registration Statement on Form S-3 filed on April 4, 2018. It does not appear that the Issuer filed a Registration Statement on Form S-3 on that date, but that you instead meant to refer to the Form S-3 filed on April 18, 2024. Please revise or advise.

REPLY: We meant to refer to the Form S-3 filed on April 18, 2024. The form 13D has been amended.

Item 6, page 4

5. We note the Share Purchase Agreements included as exhibits to this Schedule 13D have simply been referenced in the disclosure offered in response to Item 6 of Schedule 13D. As required by Item 6, please revise this section to provide a description of these Share Purchase Agreements.

REPLY: We have added the description of the Share Purchase Agreements.

Sincerely,

Ernest Cheong

Chief Investment Officer

Bradbury Strategic Investment Fund A